Jones & Keller, P.C.
1999 Broadway, Suite 3150
Denver, Colorado 80202
Telephone: (303) 573-1600
Facsimile: (303) 573-8133

May 28, 2010

VIA EDGAR & FEDERAL EXPRESS

Anne Nguyen Parker, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:           GeoResources, Inc.
Post-Effective Amendment No. 5 to Form S-3 on Form S-1
File No. 333-144831
Filed May 10, 2010

Post-Effective Amendment No. 5 to Form S-3 on Form S-1
File No. 333-152041
Filed May 10, 2010

Dear Ms. Parker:

This letter is being provided on behalf of GeoResources, Inc. (“GeoResources”) in connection with the above-referenced post-effective amendments.  We have been authorized by GeoResources to provide the responses below to the Staff’s comment letter of May 21, 2010.  The comments of the Staff are italicized; the responses are in regular print.

Form S-3, File Numbers 333-144831, and 333-152041

1.
We note your response to our prior comment 4 and the removal of the undertaking provided by Item 512(h) of Regulation S-K.  Please revise to include the undertaking provided by Item 512(h) or explain why it is no longer applicable.

GeoResources has revised the filings to include Item 512(h) of Regulation S-K in both of the post-effective registration statements.

Form S-3, File Number 333-152041

2.
We note the removal of a selling stockholder and other adjustments to the selling shareholder table.  Please revise the table to accurately reflect the column totals.  Further, revise the filing to include the current total number of shares being offered pursuant to this post-effective registration statement.

GeoResources has revised the shareholder table in the post-effective registration statement to reflect accurately the column totals.  Additionally, GeoResources has revised the filing to include the current total number of shares being offered pursuant to the post-effective registration statement.

Feel free to contact the undersigned with questions you may have regarding this letter.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt

Reid A. Godbolt

cc:           GeoResources, Inc.